CANNON SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2015

1.   NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

   A.   Nature of Business

   Cannon Securities, Inc. ("the Company") was incorporated in the state of Georgia in 2009. The Company is a broker-dealer registered with the Securities Exchange Commission (the "SEC") and has been a member of the Financial Industry Regulatory Authority ("FINRA") since May 2010. The Company operates as an introducing broker, does not hold funds or securities for customers, and does not carry customer accounts.

   B.   Estimates

   Management uses estimates and assumptions in preparing these financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and reported revenues and expenses. Actual results could vary from the estimates that were used.

   C.   Cash

   The Company considers deposits in banks and highly liquid investments with original maturities of 90 days or less to be cash. The Company maintains balances in financial institutions that at times may exceed the amounts that are insured by the Federal Deposit Insurance Corporation.

   D.   Accounts Receivable

   The Company uses the allowance method to account for uncollectible accounts receivable. Management continually monitors the collectability of its customer accounts; when indications arise that an amount is not likely to be collected, it is charged to the allowance for doubtful accounts. Accounts are considered past due when they are 30 days old. As of December 31, 2015, management has reviewed the status of accounts receivable and determined that an allowance for doubtful accounts is not necessary.

   E.   Revenue Recognition

   The Company's revenue consists of commissions earned on customer balances and investments made. Revenue is recognized as services are provided. Related commissions expense to registered representatives is recognized in the same period in which revenue is recognized.

CANNON SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2015

1.   NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

F.   Income Taxes

The Company has elected to be taxed as an S corporation whereby the income or losses of the Company flow through to its shareholders. Therefore, no income tax provision has been recorded in the accompanying financial statements.

The Company has not identified any unsubstantiated tax positions that would require provision of a liability under Accounting Standards Codification Topic 740, "Income Taxes."

G.   Subsequent Events

The Company has evaluated subsequent events through February 26, 2016, which is the date the financial statements were available to be issued.

2.   RELATED PARTY TRANSACTIONS

The Company is affiliated with Cannon Financial Strategists, Inc. ("CFS") through common ownership. The Company has an expense sharing agreement with CFS. Expenses related to this agreement totaled approximately $104,800 for the year ended December 31, 2015 and are included in shareholders compensation, general and administrative and occupancy expenses in the accompanying statement of operations. Accounts payable related to the expense sharing agreement totaled $9,298 as of December 31, 2015.

At December 31, 2015, $28,477 was due to CFS for expenses incurred on behalf of the Company.

The Company entered into a management agreement with a shareholder in 2011. The shareholder is compensated based upon the aggregate net income of the Company and CFS. Expenses related to this agreement totaled approximately $34,000 for the year ended December 31, 2015 and are included in shareholders compensation in the accompanying statement of operations. Management fees payable to the shareholder of $1,980 are included in accounts payable - related party at December 31, 2015.

CANNON SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2015

3.   CONCENTRATIONS

For the year ended December 31, 2015, substantially all revenues were derived from commissions earned on customer accounts held at two financial institutions. Almost all accounts receivable as of December 31, 2015 was due from these two financial institutions.

For the year ended December 31, 2015, revenues earned from four customers' accounts totaled approximately $557,000 or 65% of the Company's total revenue. Accounts receivable related to these customers totaled approximately $78,500 or 64% of total accounts receivable at December 31, 2015.

4.   COMMON STOCK

At December 31, 2015, the Company has 100,000 shares of $-1- par value common stock authorized, with 50,000 shares issued and 41,250 outstanding.

5.   TREASURY STOCK

During 2015, the Company purchased 8,750 shares of outstanding stock from a former shareholder for $50,000.

6.   NET CAPITAL REQUIREMENT

As a registered broker-dealer under the SEC and member of the FINRA, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934. The Rule requires the Company to maintain minimum net capital of the greater of $5,000 or 6.67% of total aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1.

Net capital and aggregate indebtedness change from day to day, but as of December 31, 2015, the Company had net capital of $121,825, which exceeded the minimum net capital requirement of $7,013 by $114,812. At December 31, 2015, the Company's ratio of aggregate indebtedness to net capital was .86 to 1.